07028641

Apollo Hospitals
CHENNAI
touching lives

Date: November 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

RECEIVED
2007 DEC 13 P 6:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Board Meeting Decisions

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

The Board of Directors at its meeting held today approved the following:-

(i) Appointment of Mr. Neeraj Bharadwaj (Nominee of Apax Mauritius FDI One Limited) as an Additional Director with effect from 19th November 2007.

(ii) Amendment of Articles of Association of the Company.

(iii) Convene EGM on 27th December 2007 to obtain members approval for amending the Articles of Association of the Company.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K.VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

Dw 12/17

END

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028